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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               RIVERDEEP GROUP PLC
                     -------------------------------------
                                (Name of Issuer)

                           AMERICAN DEPOSITORY SHARES
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76870Q109
                                 --------------
                                 (CUSIP Number)


                                 Andrew Bonzani
                     Assistant Secretary and Senior Counsel
                   International Business Machines Corporation
                                New Orchard Road
                              Armonk, NY 10504-1783
                                 (914) 499-4100
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 28, 2001
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 76870Q109                   13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     International Business Machines Corporation

     S.S. or I.R.S. Identification Nos. of Above Persons     13-0871985
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                       /_/
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            2,572,350
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            2,572,350
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,572,350
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         /_/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.67%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement") relates to the American Depository Shares, each of which represents the right at the date hereof to receive six Ordinary Shares, nominal value of $0.10 each of Riverdeep Group Plc, incorporated under the laws of Ireland ("Riverdeep"). The address of the principal executive offices of Riverdeep is 3RD Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland.


ITEM 2.  IDENTITY AND BACKGROUND

     International Business Machines Corporation ("IBM") is a New York corporation with its principal office and business at New Orchard Road, Armonk, New York 10504. IBM develops, manufactures and sells advanced information processing products, including computers and micro electronic technology, software, networking systems and information technology-related services.

     The attached Schedule I is a list of the directors and executive officers of IBM which contains the following information with respect to each such person: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

     During the last five years, neither IBM nor, to the best of IBM's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.


ITEM 4.  PURPOSE OF TRANSACTION

     Not Applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On August 28, 2001, IBM placed 12,000,000 Ordinary Shares of Riverdeep, represented by 2,000,000 American Depositary Shares of Riverdeep (each American Depositary Share represents six (6) Ordinary Shares, nominal value of $0.10 each of Riverdeep) with investors outside the United States at a price of US$21.00 per American Depositary Share, in reliance on an exemption from registration under the Securities Act of 1933, as amended. As a result of this transaction, IBM beneficially owns 2,572,350 American Depository Shares of Riverdeep, representing approximately 7.67% of the issued and outstanding ordinary shares of Riverdeep. See also Items 1 and 2 above. IBM disclaims any interest in any shares held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and in certain affiliated entities which may hold shares for charitable purposes. Upon his resignation from IBM on April 30, 2001, Lee Dayton ceased to represent IBM on Riverdeep's Board of Directors.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     Not Applicable.


                               (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001

                             INTERNATIONAL BUSINESS
                              MACHINES CORPORATION


                             By: /s/ Andrew Bonzani
                                -----------------------
                                Assistant Secretary and
                                Senior Counsel

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                                   SCHEDULE I

                       Name, business address, and present
                      principal occupation or employment of
                     the directors and executive officers of
                   International Business Machines Corporation
            --------------------------------------------------------

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

    NAME, BUSINESS ADDRESS              PRINCIPAL OCCUPATION           CITIZENSHIP

Louis V. Gerstner, Jr.                  Chairman of the Board and         United States of
    International Business Machines     Chief Executive Officer of        America
      Corporation                       IBM since 1993.
    New Orchard Road
    Armonk, NY 10504

Cathleen Black                          President, Hearst Magazines,      United States of
    Hearst Magazines                    a division of The Hearst          America
    959 8th Avenue                      Corporation
    New York, NY 10019

Kenneth I. Chenault                     Chairman and Chief                United States of
    American Express Company            Executive Officer of              America
    World Financial Center              American Express Company
    200 Vesey Street
    New York, NY 10285

Juergen Dormann                         Chairman of the                   Germany
    Aventis S.A.                        Board of Management,
    67917 Strasbourg, Cedex 9           Aventis S.A.
    France

Nannerl O. Keohane                      President and professor of        United States of
    Office of the President             political science at Duke         America
    207 Allen Building                  University.
    Box 90001
    Duke University
    Durham, NC 27708-0001

Charles F. Knight                       Chairman,                         United States of
    Emerson Electric Co.                Emerson Electric Co.              America
    8000 West Florissant Avenue
    St. Louis, MO 63136-8506

Minoru Makihara                      Chairman, Mitsubishi Corporation     Japan
    Mitsubishi Corporation
    6-3 Marunouchi 2-chome
    Chyoda-ku
    Tokyo 200-8086
    Japan

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Lucio A. Noto                           Retired Vice Chairman,            United States of
    Exxon Mobil Corporation             Exxon Mobil Corporation           America
    375 Park Avenue
    New York, NY 10152

Samuel J. Palmisano                     President and Chief Operating     United States of
    International Business Machines     Officer, International Business   America
      Corporation                       Machines Corporation
    New Orchard Road
    Armonk, NY 10504

John B. Slaughter                       President and Chief Executive     United States of
    National Action Council for         Officer, National Action Council  America
      Minorities in Engineering         for Minorities in Engineering
    The Empire State Building
    350 Fifth Avenue
    New York, NY 10118-2299

Sidney Taurel                           Chairman, President and Chief     United States of
    Eli Lilly and Company               Executive Officer, Eli Lilly      America
    Lilly Corporate Center              Corporation
    Indianapolis, IN 46285

John M. Thompson                        Vice Chairman, International      Canada
    International Business Machines     Business Machines Corporation
      Corporation
    New Orchard Road
    Armonk, NY 10504

Alex Trotman                            Retired Chairman and Chief        United States of
    Ford Motor Company                  Executive Officer, Ford           America
    One Parklane Boulevard              Motor Company
    Dearborn, MI 48126

Lodewijk C. van Wachem                  Chairman of the supervisory       Netherlands
    Royal Dutch Petroleum Company       board of Royal Dutch
    P.O. Box 162                        Petroleum Company
    2501 AN The Hague
    Netherlands

Charles M. Vest                         President and professor of        United States of
    Massachusetts Institute of          mechanical engineering at         America
      Technology                        the Massachusetts Institute
    President's Office                  of Technology
    Room 3-208
    77 Massachusetts Avenue
    Cambridge, MA 02139

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Nicholas M. Donofrio                    Senior Vice President of          United States of
    International Business Machines     Corporate Technology and          America
      Corporation                        Manufacturing of IBM
    New Orchard Road
    Armonk, NY 10504

Douglas T. Elix                         Senior Vice President and         Australia
    International Business Machines     Group Executive of IBM
      Corporation
    Route 100
    Somers, NY 10589

J. Bruce Harreld                        Senior Vice President of          United States of
    International Business Machines     Strategy of IBM                   America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Paul M. Horn                            Senior Vice President             United States of
    International Business Machines     of Research of IBM                America
      Corporation
    T. J. Watson Research Center
    Route 134
    Yorktown Heights, NY 10598

John R. Joyce                           Senior Vice President             United States of
    International Business Machines     and Chief Financial Officer       America
      Corporation                       of IBM
    New Orchard Road
    Armonk, NY 10504

David B. Kalis                          Senior Vice President of          United States of
    International Business Machines     Communications of IBM             America
      Corporation
    New Orchard Road
    Armonk, NY 10504

John E. Kelly                           Senior Vice President             United States of
    International Business Machines     and Group Executive of IBM        America
      Corporation
    Route 100
    Somers, NY 10589

Abby F. Kohnstamm                       Senior Vice President of          United States of
    International Business Machines     Marketing of IBM                  America
      Corporation
    New Orchard Road
    Armonk, NY 10504

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J. Michael Lawrie                       Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM            America
      Corporation
    1133 Westchester Avenue
    White Plains, NY 10604

J. Randall MacDonald                    Senior Vice President of          United States of
   International Business Machines      Human Resources of IBM            America
     Corporation
    New Orchard Road
    Armonk, NY 10504

Steven A. Mills                         Senior Vice President             United States of
   International Business Machines      and Group Executive of IBM        America
     Corporation
   Route 100
   Somers, NY 10589

Lawrence R. Ricciardi                   Senior Vice President and         United States of
    International Business Machines     General Counsel of IBM            America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Linda S. Sanford                        Senior Vice President             United States of
   International Business Machines      and Group Executive of IBM        America
     Corporation
   Route 100
   Somers, NY 10589

William M. Zeitler                      Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM            America
      Corporation
    Route 100
    Somers, NY 10589

Daniel E. O'Donnell                     Vice President, Assistant         United States of
    International Business Machines     General Counsel and               America
      Corporation                       Secretary of IBM
    New Orchard Road
    Armonk, NY 10504

Mark Loughridge                         Vice President and Controller     United States of
    International Business Machines     of IBM                            America
      Corporation
    New Orchard Road
    Armonk, NY 10504

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Robert F. Woods                         Vice President and Treasurer      United States of
    International Business Machines     of IBM                            America
      Corporation
    New Orchard Road
    Armonk, NY 10504
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